UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

UTi Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G87210103

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103		13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,999,965

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,999,965

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,999,965

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103		13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,775,696

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,775,696

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,696

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103		13D

1	Name of Reporting Person P2 Capital Master Fund V, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-1641384

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,579,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,579,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103		13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,663,833

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,663,833

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,663,833

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103		13D

1	Name of Reporting Person. P2 Capital Master Fund VIII, LLC I.R.S. Identification No. of Above Person (Entities Only). 46-1113608

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,254,185

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,254,185

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,254,185

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103		13D

1	Name of Reporting Person. P2 Capital Master Fund X, L.P. I.R.S. Identification No. of Above Person (Entities Only). 46-4862589

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,998,867

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,998,867

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,998,867

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.7%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103		13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,999,965

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,999,965

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,999,965

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.99%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed October 18, 2012 (as amended by Amendment No. 1 thereto, filed December 11, 2012, Amendment No. 2 thereto, filed April 5, 2013, Amendment No. 3 thereto, filed April 22, 2013, Amendment No. 4 thereto, filed March 4, 2014, Amendment No. 5 thereto, filed August 4, 2014 and Amendment No. 6 thereto, filed September 9, 2014), by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund V, L.P., a Delaware limited partnership (“Master Fund V”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund VIII, LLC, a Delaware limited liability company (“Master Fund VIII”) and P2 Capital Master Fund X, L.P., a Delaware limited partnership (“Master Fund X”, together with Master Fund I, Master Fund V, Master Fund VI and Master Fund VIII,  the “Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”) and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced by the following:

The source of funds for the purchase of the Shares and 7.00% Convertible Preference Shares reported on herein was cash on hand and the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Securities positions which may be held in the margin accounts, including the Shares and 7.00% Convertible Preference Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

As of October 13, 2015, Master Fund I had invested $22,387,579 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund V had invested $24,212,442 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested $35,067,288 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VIII had invested $71,979,166 (excluding brokerage commissions) in the Shares of the Issuer and Master Fund X had invested $175,000,000 in certain 7.00% Convertible Preference Shares of the Issuer, which on September 5, 2014, became convertible at the option of Master Fund X into a number of Shares of the Issuer (or a combination of Shares and cash in certain circumstances) equal to the liquidation preference in effect at such time divided by the conversion price in effect at such time.  For additional information on the conversion price and other rights related to the conversion of the 7.00% Convertible Preference Shares, see Amendment No. 4 to the Schedule 13D filed March 4, 2014.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented with the following:

On October 9, 2015, the Issuer entered into a Merger Agreement (the “Merger Agreement”) with DSV A/S, a Danish corporation (“DSV”) and Louvre Acquisitionco, Inc., a

BVI Business Company and an indirect, wholly-owned subsidiary of DSV (“Louvre”). Pursuant to the Merger Agreement, Louvre will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of DSV.

On the same day, and in connection with the Merger Agreement, the Manager and the Funds (in their capacity as shareholders of the Issuer) entered into an Irrevocable Voting Undertaking (a “Voting Agreement”) with DSV and Louvre pursuant to which the Funds have agreed to certain voting obligations with respect to the Shares and the 7.00% Convertible Preference Shares held by the Funds, as further described in the Issuer’s Form 8-K filed on October 9, 2015.

For a copy of the Voting Agreement, see Exhibit 99.1 to the Issuer’s Form 8-K filed on October 9, 2015.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on October 13, 2015, Master Fund I beneficially owned an aggregate of 1,775,696 Shares, representing approximately 1.7% of the outstanding Shares, Master Fund V beneficially owned an aggregate of 1,579,500 Shares, representing approximately 1.5% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 2,663,833 Shares, representing approximately 2.5% of the outstanding Shares, Master Fund VIII beneficially owned an aggregate of 5,254,185 Shares, representing approximately 5.0% of the outstanding Shares and Master Fund X beneficially owned an aggregate of 13,998,867 Shares, representing approximately 11.7% of the outstanding Shares (taking into account all 7.00% Convertible Preference Shares as if they were converted in full on the date hereof).  As of the close of business on October 13, 2015, each of the Manager and Mr. Moller may be deemed to beneficially own 23,999,965 Shares of Common Stock, in the aggregate, which represented approximately 19.99% of the outstanding Shares (taking into account, as outstanding Shares, all 7.00% Convertible Preference Shares as if they were converted in full on the date hereof).  All percentages set forth in this paragraph with respect to Master Fund I, Master Fund V, Master Fund VI and Master Fund VIII are based on 106,060,988 Shares of Common Stock outstanding (as of September 3, 2015), which number of Shares of Common Stock is based upon the Issuer’s Report on Form 10-Q filed on September 9, 2015 for the fiscal quarter ended July 31, 2015.  The percentages set forth in this paragraph with respect to Master Fund X, the Manager and Mr. Moller are based on 120,059,855 Shares of Common Stock, which represents the 106,060,988 Shares of Common Stock outstanding (as of September 3, 2015) plus the 13,998,867 Shares of Common Stock, which is the maximum number of Shares of Common Stock into which the 7.00 Convertible Preference Shares owned by Master Fund X could be converted if such 7.00% Convertible Preference Shares were converted in full on the date of this filing.

The number of Shares of Common Stock reported as beneficially owned by the Manager and Mr. Moller is 23,999,965 (i.e., 19.99% of 120,059,855) due to certain limitations set forth in sections 12.3, 12.6 and 12.21 of the Amended and Restated Memorandum of Association of the Issuer (see exhibit 3.1 to the Issuer’s 8-K filed March 3, 2014).  These provisions limit the voting discretion of the Manager, Master Fund X and their affiliates to, and prohibit any conversion that would result in beneficial ownership of such entities exceeding, 19.99% of the outstanding Shares (taking into account all 7.00% Convertible Preference Shares as if they were converted in full on the date hereof) (collectively, the “19.99% Limitations”).  Absent the 19.99% Limitations, the number of Shares reported as beneficially owned by the Manager and Mr. Moller would be greater than 23,999,965.

The number of Shares of Common Stock reported as beneficially owned by Master Fund X in this Amendment represents the number of Shares into which the 7.00% Convertible Preference Shares owned by Master Fund X could be converted if such 7.00% Convertible Preference Shares were converted in full on the date of this filing.  Master Fund X became a beneficial owner of such Shares on July 7, 2014 since the 7.00% Convertible Preference Shares became convertible in the discretion of Master Fund X on September 5, 2014 (i.e., 60 days from July 7, 2014).  Master Fund X has not purchased or sold any Shares other than the 7.00% Convertible Preference Shares.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially or directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Each of the Funds disclaims beneficial ownership of the Shares held directly by any of the other Funds.

(c) Except as set forth above or in Schedule I hereto, no Reporting Person has effected any transaction in Shares since the date of the filing of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the following:

On October 9, 2015, DVS, Louvre, the Manager and the Funds (in their capacity as shareholders of the Issuer) entered into an Irrevocable Voting Undertaking relating to the Shares and the Convertible Preference Shares, as described in Item 4 above and in the Issuer’s Form 8-K filed on October 9, 2015.  The Irrevocable Voting Undertaking has been filed as Exhibit 99.1 to the Issuer’s Form 8-K filed on October 9, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2015

P2 CAPITAL MASTER FUND I, L.P.		P2 CAPITAL MASTER FUND V, L.P.

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL MASTER FUND VI, L.P.		P2 CAPITAL MASTER FUND VIII, LLC

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL MASTER FUND X, L.P.		P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,
	as Investment Manager	By:	s/Claus Moller
Name: Claus Moller
By:	s/Claus Moller		Title: Managing Member
Name: Claus Moller
Title: Managing Member

CLAUS MOLLER

s/ Claus Moller

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected during the past sixty (60) days by any of the Reporting Persons.

Shares Purchased/(Sold) by Manager on behalf of Master Fund I

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund V

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund VI

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund VIII

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund X

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None